Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on Expedia, its business, financial condition or results of operations and on the proposed merger transaction between Expedia and InterActiveCorp (formerly USA Interactive). You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2002, as amended on Form 10-K/A filed April 30, 2003, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, InterActiveCorp and Expedia have filed a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus and other documents containing information about InterActiveCorp and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of InterActiveCorp’s filings may be obtained by directing a request to InterActiveCorp, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

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The following document was circulated on July 15, 2003, by Erik Blachford, the president, CEO, and a director of Expedia, to Expedia employees.

Everyone – Please see the attached press release, which will be hitting the wires shortly. In summary, after much consideration and exploration of options, Greg has decided to step down from his role as CFO approximately 30 days after the closing of the IAC/Expedia merger in early August. Though it’s very painful for me to lose such a terrific and effective CFO, I do understand his decision.

As CFO of a public company, Greg has managed an ongoing relationship with Wall Street and with a board of directors, and there are a number of functional responsibilities related to those relationships that simply won’t exist going forward. In addition, with the recent birth of his twin babies, Greg felt that the time was right to shift gears both personally and professionally.

Before vacating his current role, Greg will explore other potential roles within the IAC family. We are in the final stages of naming Greg’s successor prior to his departure.

Erik

The following document was attached to the email above.

[LOGO OF EXPEDIA, INC.]

FOR RELEASE 1:30 P.M. (PT)

July 15, 2003

Expedia, Inc. Announces CFO Greg Stanger Plans to Resign Later This Quarter

Record Date and Special Meeting Date Set for Vote on Merger with IAC/InterActiveCorp

BELLEVUE, Wash. – (July 15, 2003) – Expedia, Inc. (NASDAQ: EXPE) today announced that Gregory Stanger plans to step down from his role as chief financial officer later this quarter. Stanger, who has served as the company’s CFO since October 1999 and as a director since February 2002, intends to resign after a transition period ending at least 30 days after the anticipated August 8 closing of the merger transaction with IAC/InterActiveCorp (“IAC”; NASDAQ: IACI).

“By any measure, Greg has done a fantastic job as CFO of Expedia,” said Erik Blachford, president, CEO, and director of Expedia, Inc. “He has been instrumental in our success and brought special insight to Expedia that has enriched the enterprise, our decisions, and our people immensely. All of us at Expedia thank him for his dedicated service and his many contributions. We are also grateful that he has built an exceptional finance organization that will serve us well as our business continues to grow in size and complexity.”

“I took this position with the goals of helping create a public company and working with the board and management team to create value for its shareholders,” Stanger said. “With these goals achieved and with Expedia entering a new chapter without public shareholders and all the responsibilities that a CFO has to them, I have decided the time is right for me to seek new challenges. I thank Expedia’s employees, management team, directors, and investors for the privilege of working with them.”

The company is in the final stages of naming a successor to Stanger prior to his departure. Stanger and IAC are also exploring the possibility of a new role for Stanger within IAC.

Expedia Shareholder Meeting Date Set for IAC Merger

Additionally, Expedia announced that a special meeting of Expedia shareholders will be held on Friday, August 8, 2003, to consider a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 18, 2003, among Expedia, IAC (formerly USA Interactive) and Equinox Merger Corp., a wholly owned subsidiary of IAC. The Expedia board of directors set the close of business on June 25, 2003 as the record date for the determination of Expedia shareholders entitled to notice of and to vote at the special meeting.

In connection with the solicitation of proxies with respect to the special meeting, Expedia has filed with the Securities and Exchange Commission, or SEC, and will furnish to Expedia shareholders as of the record date, a proxy and information statement/prospectus. Shareholders are advised to read the proxy and information statement/prospectus because it contains important information. Shareholders will be able to obtain a copy of the proxy and information statement/prospectus free of charge, and other relevant documents filed with the SEC, from the SEC’s website at www.sec.gov. The proxy and information statement/prospectus and other documents will also be provided to shareholders upon request by mail or telephone to Expedia, Inc., Attn: Investor Relations, 13810 Eastgate Way, Suite 400, Bellevue, Washington 98005, (425) 564-7233. Expedia and certain of its directors, executive officers and other members of management and employees may solicit proxies from shareholders in favor of the proposal to approve the merger agreement and transactions contemplated thereby. Information regarding the persons who may be considered, under the securities laws, “participants” in the solicitation of proxies in connection with the proposal is set forth in the proxy and information statement/prospectus.

Forward Looking Statements

This press release contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or comparable terms. These statements are only predictions and actual results and actual timing could differ materially from those expressed or implied in these statements based upon a number of factors including those identified in the company’s filings with the SEC.

About Expedia, Inc.

Expedia, Inc. is the world’s leading online travel service and the fourth largest travel agency in the U.S. Expedia’s award-winning Expert Searching and Pricing (ESP) technology delivers the most comprehensive flight options available online. ESP also allows customers to dynamically build complete trips that combine flights, Expedia® Special Rate hotels and other lodging, ground transportation, and destination activities. Expedia operates Classic Custom Vacations®, a leading wholesaler of premiere vacation packages to destinations such as Hawaii, Mexico, Europe and the Caribbean; and Expedia® Corporate Travel, a full-service corporate travel agency. Expedia, Inc.’s wholly owned subsidiary, Travelscape, Inc., operates WWTE™, bringing complementary cross-sell and dynamic packaging booking functionality to third parties on a private-label basis. Expedia is a majority-owned subsidiary of IAC, InterActiveCorp (NASDAQ: IACI). CST: 2029030-40

Expedia, Expedia.com, the airplane logo, WWTE and Classic Custom Vacations are either registered trademarks or trademarks of Expedia, Inc. in the U.S., Canada and/or other countries. Other products and company names mentioned herein may be trademarks of their respective owners.

For more information:

Marj Charlier, Director-Investor Relations

425-564-7666 or 425-564-7233

For investor relations information on Expedia.com:

http://investor.expedia.com

For online press information on Expedia.com:

http://expedia.com/daily/press/